Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following communication is from the IPO Edge fireside chat interviewing Peter Platzer, Chief Executive Officer of Spire, and uploaded on August 4, 2021.

Spire Global CEO in Fireside Chat to Discuss NavSight Merger, Space-as-a-Service

John Jannarone, Editor of IPO Edge:

With NavSight, that’s NYC ticker NSH, pending a vote next week. The deadline for that vote, as I’ll discuss a bit more detail, is the 12th of August next week. Before we meet Peter, we’re going to show a little video to introduce you to the company, for those of you who are new to it. But a little housekeeping before that, if you’d like to ask questions, which we strongly encourage you to do, Peter’s here and excited about answering them. That will be most easily done by submitting them through the Zoom portal right there on your screen. Alternately, you can shoot an email to editor@IPO-edge.com. Also, I’ve already received a few emails from viewers out there who want to know about a replay. There will be one up later this afternoon, just go to IPO-edge.com and get the top of the home page, or look up the stock ticker on Yahoo Finance, or Bloomberg Terminals. And you’ll see a way to find it right there very easily as well.

Of course, we’ll meet Peter momentarily. Before we do, I just want to show everyone a couple of interesting things here. Oh, of course. Let’s talk about the vote first. So as I mentioned, the deadline to vote is next week, the 12th at 11:59 PM. For those of you who are not used to voting, in most cases, you can vote directly through your online broker. You might even get an email from Charles Schwab, Fidelity, whatever it is. But if you have any trouble at all, we encourage you to email Jack@navsight.com, or you can reach out to the proxy solicitor at nsh@dfking.com and they will hopefully help you out. You can also go ahead and feel free to email us if you’re having any trouble. And we’ll put you in touch with those folks as well. All right, so let’s jump into some of the interesting content we’ve got to show you. Of course, as you’ll learn momentarily, this business is all about satellites and our friends at Sensio here pulled some data for us showing just how often companies are mentioning satellite in SEC filings, transcripts and other documents. There are more and more companies out there taking advantage of satellite technology. In the case of Spire Global, it’s for the data. Peter’s going to tell you all about that. And before we introduce Peter, let’s just play this video here, which will introduce everyone into the business so you can get a flavor for it.

Spire Video Narrator:

What does the world look like beyond the color spectrum of the human eye? It can look like this, and like this, and this. It doesn’t seem like much, but this is just a glimpse. The amount of activity that goes outside the color spectrum is far greater than what occurs within it. It’s like a parallel universe, except we don’t have to travel beyond the stars to reach it. It is accessible right here. And we can call it data.

Just as the eye captures data within the color spectrum, all the devices capture data in the radio frequency spectrum. Radio signals that encode readable data like aircraft and sea vessel tracking, or that reflect off of surfaces like ocean wave light and soil moisture, or still others that bend from the density of the atmosphere to greatly improve weather forecasting and big weather events. Spire Global actually measures these events at night, and through [inaudible 00:03:07], providing unprecedented vertical weather profiles. Spire Global builds and operates the world’s largest constellation of multi-functional satellites.

Combined with our growing network of ground stations, Spire sources collects, organizes, and analyzes data to help predict the future and fuel innovation. We have now reached a critical milestone in human history where it is possible to construct a data only record of our home planet. Which begs the question, what can the world look like beyond the perspective of our self-imposed limits? It could empower you to help make changes like this. Or Perhaps this. There is a parallel universe. It can be accessed and it has been here all along. Spire, where the sky is not the limit, it’s just the beginning.

John Jannarone:

All right, great. And now it’s time to introduce Peter Platzer. Peter, thanks for joining the show.

Peter Platzer, Co-Founder and CEO of Spire Global:

It’s my pleasure. Thanks so much, John, for having me.

John Jannarone:

Great. So Peter, let’s start with a term that was new to me and perhaps with some of our audience here. Space-as-a-service. Tell us how that works and what it’s all about, and what Spire Global does with that.

Peter Platzer:

Sure. So space-as-a-service is one of our offerings to our customers. And it really is that is taking a leaf out of how the internet and the e-commerce community has grown. Where originally you had to build very expensive and difficult to obtain infrastructure called data centers. And then there were like some pioneering companies in particular, Amazon, that had built that infrastructure for themselves, and then just rented it out to other people, leveraging the massive scale that they were operating themselves.

Now, Spire today operates the world’s largest multi-purpose constellation. We have ground stations in 16 countries doing 40, 50,000 contacts a day(1). We ship terabytes of data to our customers, so we run a very, very substantial infrastructure. And what we are doing is we are just renting that out to other companies so that they can focus on their business model and have certainty of execution, certainty of data, certainty of processing ,by just having to do either their software or a little bit of the hardware side. And we take care of everything else. And they can start serving customers within a matter of months, rather than how it, for example was the case for us, in a matter of years.

John Jannarone:

All right. Great. So let’s talk about the history of the business. You’re co-founder I believe, so when was the company started? And the $180 million that’s has been raised, how did you deploy that? What did you invest in and build with that?

Peter Platzer:

So my two co-founders Jeroen and I, we started the company. It is now a period of nine years ago that we started that company. When we started it, we really had already that vision of creating solutions from space to problems here on earth. And that’s where we then invested our capital. We had to overcome very, very high scientific and technology barriers. Some of the early investors got feedback from scientists at NASA saying that what Peter and his team is trying to do, they’re going to have to break a few laws of physics to make that happen. Now, I’m a physicist myself, so thankfully that was not necessary. And maybe it wasn’t meant in jest, but we really had to invent technology and solutions that did not exist. And to this day, Spire is the only company that has those capabilities.

And that’s just the space side of it. You know, then you have to deploy it. And then you have to build this software, the analytics, the prediction capabilities, assembling a host of rare skillsets that is necessary to understand this data and build solutions for our customers. And that’s just a glimpse into how this capital was deployed over the last nine years to get us to this very exciting point in time.

John Jannarone:

All right, great. Can you tell us a little bit more and make it more tangible for folks who are new to the business model? What kind of data are you able to collect from these satellites, and who are your customers and what do they do with it?

Peter Platzer:

I would love to John. So our satellites are multi-purpose devices, meaning that every single one of them serves multiple capabilities, having multiple payloads on board. So the first capability is the ability to track all of the world’s ships. Now something like over 90% of global trade happens on ships. And we have the ability to pick up things like the GPS location, their speed, their heading, what type of ship it is, where they’re at going. All of that is picked up by that one capability, that one payload, as it’s called, from our satellites. And then we have another payload that picks up similar information by being able to track all of the world’s aircraft. Where they are, where they’re heading, and what is their speed, as well as other derivative information about those aircraft. And then yet another payload is capable of collecting data to derive weather information. Temperature, wind pressure it’s called in meteorology speak, and moisture. We would call it rain, or something like that. But the technical term is actually moisture.

(1)	This statistic was incorrectly stated in the interview. Spire facilitates 1,600+ contacts per day on average as of March 2021.

And that information that is used in our predictive machinery. Where will ships be? When will planes land? What will the weather be? And that’s like the majority of the data that we collect. We collect a little bit of other data sets as well. But those are the majority of data sets that we collect. You ask about customers. So think of an airline that has to fulfill a regulatory requirement of knowing where his aircraft is, so that a Malaysia Airlines 370 incident doesn’t happen anymore. Or pilots who want to save fuel, or have a smoother ride for their passengers. A commodity trader which wants to know where are all the oil ships and where will they be, and where are the dash ships and where will they be? And what is the weather going to be driving the demand side?

An agricultural company that wants to know when they might have to bring in the harvest. The logistics company that wants to know where is the product in the supply chain, and whether there might be delays for weather. A construction company that knows if the crane is not operating, the site is dead. And the crane can’t operate when the wind speed is too high. Offshore wind farms that need to tell them, the grids, how much power they will be producing are all of those types of customers that we serve today.

John Jannarone:

Great. You know, I’m just going to point something out that I noticed at the time of announcement. You look quite a bit different in financial terms for a lot of the other SPACs out there, particularly for the space industry companies. You’ve got a serious track record of revenues, as we’ll talk about in a minute. You’ve already got a lot of satellites up in space. And on top of that, you priced this at a steep discount to some of the comps out there. And it occurred to me, this business looks like it could have gone with a regular way IPO. So why did you choose a SPAC?

Peter Platzer:

You know, we were on the track for a regular IPO. We had gone to our board and said, it’s now almost two years ago, and said, listen, we are serving large corporations. We are serving international corporations. We are serving government. Now, they love interacting with companies they perceive to be more established, more predictable, where there is more information. In short, they love interacting with public companies.

And so we started off our pathway to become a public company in 2021. And as we went down this path and talked with banks and talked with exchanges, there was this emergence of extremely high quality SPACs. And when we ended up meeting one of those SPACs, led by Bob Coleman and Jack Pearlstein, we were deeply impressed with the operational experience, and the industry network that the two of them brought to the table. And so for us, it became a very easy decision to say, why don’t we finish this pathway and bring phenomenal experience and network into the company at the same time? Something that a normal IPO actually does not allow you to do. And that’s why we chose that pathway.

John Jannarone:

That makes a lot of sense, Peter. Tell me a little bit more about what the company looks like in terms of people and where you operate. Do you have a lot of engineers and scientists? And are you in cities all over the place? Just give us a picture of that.

Peter Platzer:

We are about 300 people today. We operate out of six different offices. There is an office in Boulder, one of my favorite cities in the world, actually, San Francisco, of course, where we started in the proverbial garage, which is now a luxury condominium, of course, and Washington DC. And then we have an office in the UK. We have an office in Europe, in Luxembourg, and then we have an office in Singapore for Asia Pacific. Today, the majority of our people are indeed scientists and engineers of various education. So electrical engineers, RF engineers, software engineers, data engineers, that make up the majority of our people. But we are adding at the rapid pace. And the focus of our hiring is actually not just on this highly challenging engineering and scientific staff, but on the sales, and market, and product, and product development side, were really the focus of the growth of the company now.

John Jannarone:

You know, that makes me think of something, Peter. Given how new the private space industry is, where are these folks coming from? Were they working at NASA, are they working in other peripheral fields? I’m just wondering where people get the skillsets to know how to do this.

Peter Platzer:

There is these great emergence of innovation that is happening in consumer electronics, that is happening in [inaudible 00:14:06], that is happening in robotics, where you have mechanical engineers, you have electrical engineers, you have in many cases, RF engineers, you have data people, you have software people, and that’s a great hunting ground for finding excellent people. The other thing that has happened just since we started, the number of graduates that have taken an aerospace bent to their education, or a data analysis bent to the education, has absolutely risen. And we, at the end of the day, what we do is we are a data and analytics company. Yes, our data comes from space, which gives us an enormous competitive boat, but we have this data and then we sell it a million times. We augment it with analysis and predictive solutions to help our customers. And there are people whose education and past experience from like-minded or very different companies. I mean, you have even people that come from the gaming industry, for example. But of course, people that come sometimes from the financial services sector who are operating with large data volumes is something that when I was on Wall Street for 9 years as a quantitative investment manager was something that we had to build the systems to do so and that skills that also transfers exceptionally well into the requirements that we have in our company.

John Jannarone:

Great. We touched on this, but I just want to dig a little bit deeper. When you meet with investors who are perhaps accustomed to some of the other space companies, many of which are going public through SPAC as well, just can you if you could in simple terms explain how this business model is quite different? Of course, a lot of those are much more focused on building equipment. Now you do have satellites. But tell us about the data piece and how that makes this a very different sort of investment to look at.

Peter Platzer:

So the first thing that we make clear that everyone understands is that our infrastructure is in place. We don’t build infrastructure at this point in time. I mean, yes, we replace. Just the same as you and I replace our laptops in a three-year cycle, we do the same thing with our technology, because it also improves at that same exponential pace. And we actually improve our capabilities in many instances 10x every five years. But our infrastructure is deployed. It is in space. We got over 100 satellites. We cover the Earth over 100 times a day. So while you and I have been talking, one of our satellites has been covering me and one of our satellites has been covering you, and in 15 minutes, another one is going to do that. And so that I think is a really, really first important distinction that we make.

The next distinction that we make is the type of data that we collect cannot be captured by any other means than from a large point in space, from a large constellation in space. And that’s not always true for all other kinds of services, which do have terrestrial competition at certain points in time. So we make that clear. The third element that we then make clear is that our data is collected day and night in all weather conditions anywhere on the planet, because the weather is happening anywhere on the planet. Ships are pretty much anywhere on the planet. Planes are anywhere on the planet. So we have an extremely high asset utilization because of that type of technology.

And then the last distinction that we make is our capabilities, our infrastructure, is software defined, which means we change it on-the-fly with software upgrades. So when we retire an asset from space, it often produces two times, three times as much data or as valuable data that it produced on the first day we put it into service. And those four things are very, very distinct elements that explain why Spire is truly a data analytics company with a fully deployed infrastructure that is collecting data once and selling it a million times.

John Jannarone:

All right. That’s helpful. Let’s talk about the satellites again just once more to drive this point home. So if I understand right, the infrastructure is already up there. Does that mean that there should be in theory really good operating leverage because that cost is essentially fixed? Maybe there are some costs [inaudible 00:18:32] customers, but certainly not as if you’ve got to launch a new fleet or a new constellation, right?

Peter Platzer:

That’s absolutely right, John. I mean the operating leverage for us is really, really substantial and something that we paid a lot of attention from day one. I knew it was helpful that I didn’t just have an MBA, but also this experience as being an investor. And so things like operating leverage and gross margins and ROI were things that were very, very common vocabulary to me and built into the business model from day one, because as I had mentioned, adding an additional customer, selling the data that we collect at marginal cost is very, very low. Literally we’re talking about the additional load on our Amazon Web Services server for serving another customer through the API. It’s very, very limited rather than having to launch additional infrastructure, for example, to generate additional revenue.

John Jannarone:

All right. So now let’s talk possible, potential competition. Let’s say someone else wanted to do something similar to compete with you, how much work would it take? How much money for them to catch up to Spire Global?

Peter Platzer:

So we have done some estimations there and it’s a twofold hurdle. The first hurdle is money. You mentioned a 180 million, but for us actually the more important hurdle is four and a half to five and a half years of time. Because the first thing you would have to do is you have to reinvent science and technology solutions that we have. That just takes time, especially as you cannot simulate that environment on Earth. You have to go to space to figure out how a sensor really works, because even the best arguably in the business, people like NASA, when they launch something for the first time, it doesn’t always work perfectly. I mean, they are doing groundbreaking stuff, let’s be honest here, but it’s just hard as they say about space.

And so you need to build up this experience. And Spire has accumulated 300 years of cumulative space experience, of space heritage. That’s the first hurdle. The next hurdle is the type of analytics that we run require some very, very often esoteric skill set, metrology, GNSS R, Fortran, wave optics. Those are things that are time-consuming to accumulate. Then you have to, of course, deploy the sides of that infrastructure. We have the 100 satellites in orbit, but we also have 70 antennas in 16 countries doing 40, 50,000 contacts a month. I mean, that scale of deployment is not something that is easy to do. And then you have the regulatory element where there are licenses. And we have licenses from about 20 different jurisdictions. Some of them take months to get, but some of them take years to get.

And then last, but certainly not least, every single day, John, we collect 100s of millions of data points that feed into our proprietary data store, augmenting what our knowledge is about what is happening where, when and how, and allows our models to have more sophisticated answers for our customers. And the only way to have that data is you need to be operating at a large satellite constellation. So catching up on all of those things, we estimate, even requires unlimited resources, would take about four and a half to five and a half year of time.

John Jannarone:

Wow. All right. Let’s talk about your customers a little bit more in terms of contracts. Do customers tend to stick around? Are these sticky relationships? And what kind of contract terms do you like? You like them short or longterm? How does all that shake out?

Peter Platzer:

So let’s talk about that first element first in terms of stickiness. I think we are in a very unique position that the data that we collect can only be collected from a large satellite constellation. So there isn’t actually anyone which has an equivalent capability to Spire on orbit. Doesn’t exist. So there are certain elements where maybe there’s one other in certain fair circumstances, one and a half, two others that have similar capabilities. So for customers, it’s not that there’s a plethora of options where they can look at and say, “Okay. We do this or we do that.” So what we do tends to be very core to their business. And to bring that home in numbers, last year was certainly a very, very difficult year for many a company. Now we had what is called in the parlance of finance a gross retention rate of 97%, because there were a couple of our customers which went bankrupt and those were the ones we lost.

And then the product is not very sticky. We also have a substantially above 100% what’s called net retention rate, meaning that customers don’t just renew, but they take advantage of the additional modules and capabilities that we can offer to them so that they can solve additional use cases for themselves. So they grow with us and we grow with them and their business. Now from a contract duration, we are hovering around just under the two year bar. And in all fairness, that is how we have steered the business towards. It’s longer than one year because we want to have a certain amount of duration and predictability that we can build, but we don’t actually like really, really long-term contract, because in the words of one of our customers, “Spire is like innovation as a subscription.”

We constantly improve our capabilities. So what you get today in terms of quality of the data and the amount of data, even in the one segment that you have subscribed to, is not going to be the same of what you get a month from now, because we have done software upgrades on our satellites. We have maybe replaced some of our constellation with some newer ones that have more capabilities. So you get a little bit more every single... Every few weeks, you get a little bit more, something a little bit better. And we don’t want to do that for five years and then have a massive value that we have added that is kind of unfair then trying to recover from the customer. We feel like two years is a good period of time to have that conversation and show that innovation as a subscription to the customer and show them the additional use cases that we can solve for them and have a fair and balanced relationship between the customers and us.

John Jannarone:

It makes a lot of sense. Let’s talk about regulatory concerns or licenses you might need. I mean, I’m looking behind you is the whole world there. You’ve got these satellites covering just about every square mile of the globe. Do you need to go and get permission to do that? And it would seem to me that that took some time and could it also be something that widens the moat you might have against rivals.

Peter Platzer:

Absolutely, John. Spire has acquired about 20 licenses from different jurisdictions to operate both our satellites, as well as our ground stations. And that can be a very time-consuming process. Some of those licenses you might get within a few months, but some of those licenses literally take years to acquire. If you have to go to 16 different countries and different jurisdictions and agencies in those countries, many of which are not necessarily prepared and equipped by their budget to deal with commercial entities, because let’s be honest, a company like Spire, five years, 10 years ago, nothing like that existed. And so those agencies, they are working incredibly hard to keep up with this explosion of capabilities in a private company to serve them and enable them to do their business. And that means it will take time and not just money.

John Jannarone:

Got you. We talked about some of the different customer verticals you have, but I want to drill down into weather if we can. Can you tell us how that works? That sounds fascinating. Can you elaborate for us?

Peter Platzer:

Oh, yeah. Absolutely. If you think about weather and how in common parlance it is used, I mean, how many weathermen jokes have you heard in your life, it’s legion, there is this notion that weather is unpredictable. And in today’s world of climate change, we are all getting impacted by weather more and more and more. I remember talking to people in California, eight, nine years ago about weather and just got blank stares, because if you live in Palo Alto, the weather is perfect. It is always the same. And why would anyone care about the weather? Now today, California is a hotbed of weather problems. We have wildfires. We have droughts. The impact of climate change is physically felt. I mean, if you were there... I think it was last year where we had these massive fires and you could barely breathe in San Francisco.

So today, something that was harder to understand seven, eight years ago, today is fully easy to understand. There are estimates that about $3 trillion of economic loss is happening every single year because of the inaccuracy of weather forecasts. And one of the driving forces of weather forecast accuracy is data from satellites, which traditionally, of course, when you had to launch $1 billion satellites, I mean, that takes decades, literally decades, to put them up there. And then you have one observing stations for the massive planet that we all are on. Now, Spire has broken that model by creating 100+ observing stations that deliver data of the necessary scientific quality and then feeds it into predictive capabilities to serve industries with a large amount of weather dependency, like renewable energy, offshore wind farms, solar farms, logistics, agriculture, wildfire prediction. So all of those are solutions which are becoming ever more important as we drift towards an era of climate change exerting ever more influence on every person’s life, every business level’s operation and every government’s national security.

Spire’s prime position and our mission is to help humanity adapt to climate change and drive to a prosperous but sustainable and equitable future of abundance.

John Jannarone:

Great. Let’s talk about space services, if we can, too, another one of your customer verticals. Can you dig into that one for us a little bit?

Peter Platzer:

Yeah. As I mentioned beforehand, it is this service where we let other people rent our massive infrastructure that we use to serve customers that are extremely scrutinizing and very, very demanding, like NASA, like some defense customers around the world. By saying, “This is the same infrastructure that we use to serve those top flight customers, and you get to rent it,” they can work with us with an incredible amount of trust and certainty. They leverage our infrastructure to upload a software payload, so to speak, which takes advantage of the software-defined nature of our infrastructure. Then we collect the data to them. It comes down to our ground stations. It comes to them. It’s their proprietary data, and they get up and running within just a matter of months, and with great certainty.

There’s no launch delays, or licensing questions, or grounds that ... None of that. There’s no difficulty in terms of, “ How do I figure out ... What are the quaternions of my satellites? How do I orient my satellite? What’s my power budget? What’s my link budget? How much dB do I have?” Any of that really difficult engineering and science stuff we have extracted away, and they just get an API.

We have customers that could get operate either commercially within a few months time, or even, on the defense side, customers that ... Sometimes they want not just a software capability, they give us a piece of hardware that we put in one of our ongoing many launches, and they just operate it within a matter of months. That has really, if you pardon my language, blown their minds, how quickly and how cost effectively they have new capabilities feeding their mission.

John Jannarone:

Great. Just for some of the folks here who aren’t as familiar with some of these technical terms, how does an API work, Peter? That’s basically a way to get a feed for the data, right? How does that work, exactly?

Peter Platzer:

That’s absolutely right. You have a three-line program in Python that, anyone who has an eight-year-old daughter or son, they can operate this API. It’s just a few lines of codes, and it allows you to interact with our database and get exactly the data that you need when you need it.

We had customers that met us, talked with us, signed a contract that integrated our data through this API in 48 hours. That’s how easy this technology is to use. That’s how easy we make it to our customers. Something that we really pride ourselves in, the usability, the ease of integration of our data, of our solution in our customers’ operations to solve problems for them.

John Jannarone:

Great. Peter, something you and I discussed yesterday, which I want to touch on here because I find it really interesting, there is a belief out there, at least in some circles, that private space flight has really changed everything. These private rockets going up. Was that the key to your business succeeding? I believe the answer is no, but tell me why it wasn’t actually the reason why you’re able to get to where you are.

Peter Platzer:

For us, the driving force is actually the capability-per-kilogram improvement and not the cost per kilogram. When we started the company, I had done a piece of research where first I asked other people from the space industry, “What is going to happen with so-called nanosatellites?” Those bottle-sized or two-bottle-sized satellites. “What are they going to do over time?” Everyone predicted, “Yeah, they’re going to get a little bit better and a little bit better, but it’s going to be a long time before they’re going to be relevant.”

Then I looked at the actual data. The concept of a fixed form factor was invented in 1999, so that’s 22 years ago, in the US. I looked at every single mission that had been done over the first decade, decade and a half. I saw a very reliable 10x-every-five-year improvement of capabilities. That’s power, that’s pointing, that’s bandwidth, that computing, that’s antenna gain. A whole host of metrics. 10x every five years. Very repeatable.

When we projected that out, I just said, “Okay. In 2015, in five years time, this is what the devices will be able to do. In 2020, 10 years from today, this is what those devices will be able to do.” Basically, from 2010, 100x performance improvement at the same size meant that those devices will be where they are today. They’re actually a little bit further today than what I had predicted. It’s this capability per kilogram that has been driving the increase in applicability of space for earth.

The other one that has been driving it is the availability of getting those devices up into orbit. If you look at a large rocket, like a Saturn V, which doesn’t exist anymore, but maybe some people remember those big rockets, when they launch a certain payload, like a satellite, as it’s called, the thrust of the rocket doesn’t really match the exact weight of that satellite. What people have done is, to match the thrust of the rocket with that satellite, they just added some sand or water to the rocket to match the thrust with the payload in there in a more perfect way.

What the ingenious idea from Jordi Puig-Suari and Bob Twiggs in 1998 to 1999 was, “Why don’t we replace some of that sand and water with a fixed form factor payload that is used for” ... They originally thought for educational purposes. That secondary payload idea, as it’s called. So that, sitting like a fly on the wall of a big rocket which is launching a big payload, and, instead of some sand and water, we just fly some extra payloads. That proliferated access to space.

Spire has done about 30 launch campaigns with eight or nine different launch providers. Those are the big rockets that are from nation states that have launched the majority of the satellites, and they’re also from the new private launch companies, which further proliferates access. I’m not sure that they will have a massive exponential impact on price, even though price for very, very large structures, like if you want to get something to Mars or to Moon, or you want to build a space station, because you have these massive rockets, there, the cost, it’s just volume discounts, basically. If you buy one roll of toilet paper, it costs more than if you buy 50. It’s just reasonably straightforward.

Cost has come down a little bit, but what is really ... The Moore’s law of space is that pattern that my research showed, of 10x every five year, the capability for a fixed amount of mass and volume of what it can accomplish. For me, and for my understanding, that is really the underlying driver of this transformation the same way as Moore’s law was the underlying driver of the transformation when we moved from mainframes, to personal computers, and then the internet.

John Jannarone:

Great. Let’s talk about the equipment a little bit more if we can, Peter. There are varying views out there among these spacecraft providers about making them reusable, or they’re just for one shot and that’s it. What happens with these satellites? Can you go up and tweak them or fix them, or are they inexpensive enough that you just replace them over time? How long do they last?

Peter Platzer:

For us, our devices are operated the same way as we operate our personal computers. There is these 10x-every-five-year curves. There’s Moore’s law in computers. After three years, you’re past the knee of the exponential improvement curve. At that point in time, we officially retire them. Doesn’t mean they stop working. We have devices that have been out for, I think, five years, and they’re still operating and still producing data, but it’s a little bit like having an iPhone 3GS somewhere in a drawer here, in original packaging, mind you. It’s officially functioning, it’s just not very practical.

Then what we do, the way we have built and launched our devices is that they disintegrate into their atoms within ... It’s about seven, eight years. I sometimes say the paper bag you pick up in the supermarket takes longer to biodegrade than our satellites take to biodegrade right down into their atoms.

John Jannarone:

That’s really something. Tell me, when you bring on a new customer, is your constellation that’s up there ... I think the answer, you touched on this before, but just to drive this point home, do you ever need to put up more satellites to accommodate new customers, or is generally what you have up there sufficient to get a job done?

Peter Platzer:

You are absolutely correct, John. That was really an important point, that we worked incredibly hard to be done with the infrastructure building before we enter the public market. We really wanted to make it clear that we have everything built, and now we monetize. We mine what we have built. We invest in sales, and marketing, and product, and new data types, and new regions, and new industry, and new verticals, because we are fully deployed. New customers, generally, for us ... We added more customers in the last quarter than ever before in any quarter, and we didn’t need to launch any additional assets to serve those additional customers.

John Jannarone:

Great. I’ve got a few more questions to ask you here, but there’s one that came in here. Someone’s asking about competitors. Are there competitors that offer something similar right now? It sounds to me like you built something unique, but are there others out there that you’re competing against when you’re trying to win a client? If so, what advantages do you have?

Peter Platzer:

There isn’t actually anyone which has the totality of our capabilities. We do sometimes in certain verticals find one other company which have a similar offering, but really not in that totality of what we have.

Sometimes when I want to try to help people as they enter the industry and start thinking about it, is there are three types of satellites. There are looking satellites, talking satellites, and listening satellites. They serve very, very different purposes. It’s like there are cars, there are boats, and there are aircraft. They have similarities. They all have an engine, they all have a driver, they all have passengers, they all have a steering wheel, but they’re very, very different in their technology. The same thing there.

Looking satellites are those that take pictures. They rely on the sun, which means it only works during day and it only works in good weather condition. It’s generally relevant over land where there’s some kind of human activity, so 20%, 25% of the planet. But it works, as I said, only half of the time during the day, so 12.5% of the time it works, and then you have some weather conditions. Net, you end up with 5%, 10% asset utilization often with those looking satellites. Which means that, even a very large constellation, even one larger than ours, can capture Planet Earth only once per day, versus we capture it, not 10 times, 100 times a day. You get a point in time here, you get a movement. It’s like a picture versus a video, so to speak.

Then you have the talking satellites that provide internet connectivity. 95% of the world’s population lives on roughly 3% of the world’s surface area. You’ve got an asset utilization of, I don’t know, 3% or so, which means those constellations had to be massive, which, indeed, they are. Now you have a bit of an insight of why they have to be so massive, because their asset utilization is reasonably low.

Then you have the listening satellites, where we are the largest constellation, the most complete constellation, which has substantial capabilities there to pick up and listen to signals, which works day and night. It works to cover the earth in all the times of day, and it works in all weather conditions, and it’s relevant all over the earth.

There is great complementarity. We have done partnerships in particular with looking satellites solving use cases for customers where both datasets are required, where neither one of us can solve the use case alone. But the universe of use cases where you’d only need a looking satellite and a listening wouldn’t actually give you anything extra, and the universe of use cases where you need to have a listening satellite because no other looking or talking capability will solve this is very, very large.

We shared and third-party validated there’s 175 major use cases at least, and then 200,000 customers, and over $90 billion(2) of opportunities that relate to where you need that listening capability that, in this constellation and this capability set right now, only Spire has to offer.

(2)

This statistic was incorrectly stated in the interview. Spire’s bottom-up analysis of the data and analytics markets for maritime, aviation, weather, and space services suggests that the total addressable market for its space-based data and analytics offerings is expected to grow to $91 billion by 2025.

John Jannarone:

Great. Peter, everything we’ve talked about seems to be within the framework of organic growth. Something that I’ve noticed covering the space industry in the last year or so is there are lots and lots of small private companies out there. Is there any possibility that they could be a good match for you? Have you guys done any acquisitions to get where you are? Could there be any in the future coming along?

Peter Platzer:

Spire has done small M&A things in the past already. Indeed, we have seen quite an uptick in those opportunities where the combination of a certain niche expertise or segment that a particular company might have developed often over a number of years when married up with the scale and global reach of Spire, can really be a very, very powerful combination to augment what we can offer our customers with tremendous cross selling opportunities and a very, very strong financial impact on both the company, which is getting an exit and Spire shareholders, which are getting a multiple expansion and revenue growth from those opportunities.

I think this is going to be a very, very interesting space to monitor going forward. I wouldn’t be surprised if there is meaningful activity that you will see happening in that space in the coming months and years.

John Jannarone:

Great. We talked about climate change, but another sort of ESG topic is space junk. People always want to know, are you contributing to that? You talked about how you disintegrate or you break down into atoms within a few years. It sounds like you’re not cluttering outer space, but how do you look at that? It sounds like you act responsibly and so you try not to contribute to it, but it’s going on out there, right?

Peter Platzer:

It’s definitely something that we have to monitor just as we have to monitor environmental pollution on earth. I would say we shouldn’t care more about space junk than about ocean junk or oil pollution, to be honest. In all honesty, between you and me, John, humanity doesn’t have the greatest track record in protecting its natural resources. On one end what Spire does, it’s providing data to help humanity, in certain instances, track how we are protecting our environment, both on earth, as well as in space.

We have some space debris measuring missions as well. In other instances, our products help our customers not just improve their bottom line, but also improve their environmental footprint. I think we have to absolutely monitor and take care of how we use our environment, not just in space, but on the ground as well. I think space, in general, will play a pivotal role in helping humanity use its resources in a more sustainable and equitable way.

That includes how we use space, where indeed, if you are non-responsible actor, you can create a lot of damage very, very quickly by, I don’t know, blowing up a satellite. That just creates a lot of pollution, right? Or by having satellites in orbit where they will stay for hundreds or hundreds of years and just become a big problem that everyone has to steer around because the owner has lost control of it and now it can’t be recovered.

Now the good news is that there are now companies that allow you actually to go up there and do a bit of a car repair or a refueling. There were the first few successful missions last year. I’m hopeful and I believe in the ingenuity of humanity to be innovative and protect you and environment, despite the slightly spotty track record that humanity has in protecting its environments.

John Jannarone:

That makes a lot of sense. Peter, let’s talk about the data just in a little bit more detail here. Some of your customers are highly sophisticated and very capable of crunching very, very large data sets. NASA, Australian Office of National Intelligence, so on, but in some cases, do you have customers who maybe if you open up the API, that’s not quite enough? Do you need to help them sometimes package it and figure out what to do with it? Because it strikes me as a very, very large amount of data that might be hard for a lot of companies out there to really use.

Peter Platzer:

You’re absolutely right, John. I mean, you’re talking about, as I mentioned earlier, hundreds of millions of data points. We’re shipping out terabytes of data every single day to customers. Sometimes, shipping out that, we actually call it clean data, which is the raw information structured and cleaned and organized is overwhelming. We have the next layer of our solution, which we call smart data, is where we add to that raw information. We add analysis products to it, and we fuse it with third-party data.

Really again, easing the burden of implementation, making it faster for customers to take advantage of smart data, of data that is not just massive amounts, but actually tells them exactly what they’re looking for, but we don’t stop there. We actually have another layer on top of that, which is predictive solutions where we use our machine learning and big data at elliptic and physics and AI to crunch massive amounts of data we have.

We crunch about five terabytes of data every single day and create predictive solutions for our customers that tell them not what is happening and kind of an analysis, but what has been happening in the past, but also tell them what is the most likely to happen and what might be a smart of action, so that they can take decisions with confidence and deliberate speed in this rapidly changing world.

John Jannarone:

Great. We talked about the company being vertically integrated, and we spent a lot of time talking about the data itself, but can we talk about the satellites just for a moment? I mean, you were telling me when we spoke that discussing it perhaps doesn’t do it justice. I should perhaps go to the facility myself and check it out. But can you tell us a little bit about that? We’ll try to imagine in our minds eyes what that looks like?

Peter Platzer:

Picture, if you will, a facility where from the design of the smallest element to the fully finished device coming out on the other end, two days go only by and the whole thing comes out in a nice little wine box shaped thing. Now, as you follow that from start to finish, you see the electrical engineers ... Actually, it starts even earlier on the shipping dock where every single component is tracked by its batch number when it arrived, where it came from.

The tracking of every single component in our satellites is at the exact same level, as you might find in some of the highest end satellites being built down to the batch number where the right elements are selected out of a batch to fit into a satellite. It starts there and then they get built up element by element with thousands of automatic tests being run right there and then.

Now the great thing for us, because it’s all inside one facility, is that the people who invented those devices, they are sitting over there in the next cubicle. If something looks a little bit funky, you can just say, “Hey, Mary, you built this thing. Can you ...” “Yeah, I know this. You just have to press this button and then it works out.” “Ah, okay. Thanks so much, Mary.” This integrated capability is just super, super powerful.

Then we have all this testing that you have to do before you can say, “This is a device that he’s ready to go in one of the harshest environments that you can imagine, space.” We test, is it mechanically stable? It is called a shake table, but it shakes things at multiple G-forces. Picture sitting in a formula one car and the driver is kind of slamming the gas pedal, and this is kind of like what we do to the satellite to make sure that it’s mechanically absolute sound and can survive the launch.

Then you test it for the extreme temperature variations that go from minus dozens of degrees to plus hundreds of degrees, and you expose it in cycles. How does this do when you make it hot, cold, hot, cold, hot, cold? We do that and we do it onsite. Then we want to make sure that it survives in the vacuum, because you can imagine if there’s some piece of air in a bubble of some blob inside the satellite, and then it goes into space where there’s no outside pressure. The thing literally would explode from the air pressure that is from something that [inaudible 00:54:34] in there. We do that. We test that.

Well, that’s not all. We want to make sure that this device understands where it is at all points in time so we can simulate the sun and we can simulate the earth and we can simulate the magnetic field and make sure that this device understands its environment.

Well, that’s still not all because we are listening to RF signals, and so we have this massive chamber where we can simulate all this various RF signals and test from the front and from the antenna that picks it up to the end processor that is shipping the data over the radio down to the ground that our full, it’s called RF chain, our full capability works as it is expected and characterize it on the ground so that when it is in space, we know exactly what the parameters are of it and we fully understand and we can fully calibrate those devices. All of that happens in one facility and it can happen as quickly as just a couple of days.

John Jannarone:

We’ve got time for one more question, just came from the audience here, Peter. Someone’s asking, you have a lot of government customers. We just discussed this, in fact, that when you have corporate customers, maybe you need to help them with the data a little bit more. When you’re looking ahead, do you see plenty of opportunity both on the government and commercial side? How does that shake out?

Peter Platzer:

We have commercial customers, we have civil government customers, and we have defense government customers. Right now, we have difficulty satisfying interest from all three groups. All three of the groups are very, very active in incorporating space capabilities into their missions, into their processes. So far, I would have a hard time telling you over the next one or two years, if there’s going to be a dominant from one of those three groups, given the demand.

I think long-term when you think five, 10 years out, I do believe that the commercial side, in particular helping humanity adapt to climate change by making, as I sometimes say, weather as predictable as Swiss train schedules. I think that one probably carries the largest opportunity in the long-term for the company.

John Jannarone:

All right. Perfect. All right. We’re going to leave it there for the questions. Jared, if you can just show this screen one more time, reminding folks how to get information if they are having issues voting, you can see here, and this will be published when we put the replay up in a couple hours here. Email Jack@navsight.com or NSH@DFKing.com if you got any issues. Everyone should remember the deadline, but don’t need to wait until then, is next week of the 12th, 11:59 Eastern.

Peter, everyone who listened, thanks so much for today. This has been a really, really interesting, educational, and I encourage anyone who wants to check us out again to find it, it’ll be up a little bit later this afternoon, under the stock ticker NSH on Yahoo Finance and Bloomberg, and of course in https://ipo-edge.com/ right at the top of the homepage. Peter, thanks so much for being with us, really enjoyed it today.

Peter Platzer:

My pleasure. Thanks so much, John.

About Spire Global, Inc.

Spire is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. (“NavSight”) (NYSE: NSH) is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Special Meeting of NavSight Stockholders to Approve Business Combination

On July 26, 2021, Spire announced that the registration statement on Form S-4 (File No. 333-256112) of NavSight relating to the previously announced merger of NavSight and Spire (the “Business Combination”) was declared effective by the U.S. Securities and Exchange Commission as of July 22, 2021. A previously announced special meeting of NavSight’s stockholders (the “Special Meeting”) is expected to be held on August 13, 2021 at 10:00 AM ET to, among other things, allow stockholders to vote to approve the proposed Business Combination. The Special Meeting will be completely virtual and conducted via live webcast. Stockholders of record of NavSight common stock as of the close of business on the record date of June 21, 2021 may vote at or before the Special Meeting. If the proposals at the Special Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, the parties expect that the combined company will operate as Spire Global, Inc., and that the shares of common stock and the warrants of the combined company are expected to be listed on New York Stock Exchange under the symbols “SPIR” and “SPIR.WS,” respectively.

NavSight stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191, by telephone at (571) 500-2236, or by email at jack@navsight.com, or NavSight’s proxy solicitor D.F. King & Co., Inc. by calling (800) 207-3158 or banks and brokers can call at (212) 269-5550, or by emailing NSH@dfking.com.

Additional Information and Where to Find It

In connection with the proposed Business Combination (the “Proposed Transaction”), NavSight has filed the Registration Statement with the SEC, which includes a proxy statement which has been distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the Proposed Transaction, and an information statement to Spire’s stockholders regarding the Proposed Transaction. NavSight has mailed a definitive proxy statement/prospectus/information statement and other relevant documents to its stockholders of record as of June 21, 2021, the record date established for the Special Meeting. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus/information statement, any amendments thereto and any other documents filed or that will be filed with the SEC carefully and in their entirety as they become available because they will contain important information about NavSight, Spire and the Proposed Transaction. Investors and security holders may obtain free copies of the proxy statement/prospectus/information statement and other documents filed with the SEC by NavSight (when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its final prospectus filed on July 22, 2021 (the “NavSight Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement, the NavSight Prospectus and other relevant materials filed or that will be filed with the SEC regarding the Proposed Transaction as they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and NavSight Prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the future demand for space-based data, the expectations of the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and Spire. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (iv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in the NavSight Prospectus under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or Spire’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor Spire presently know or that NavSight and Spire currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and Spire’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and Spire anticipate that subsequent events and developments will cause NavSight’s and Spire’s assessments to change. However, while NavSight and Spire may elect to update these forward-looking statements at some point in the future, NavSight and Spire specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and Spire’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For Spire Global, Inc.:

Hillary Yaffe

hillary.yaffe@spire.com

For NavSight Holdings, Inc.:

Jack Pearlstein

jack@navsight.com